Keyport Life Insurance Company

One Sun Life Executive Park

112 Worcester Street

Wellesley Hills, MA 02481

April 17, 2003

VIA EDGAR

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549
Re:	Sun Life of Canada (U.S.) Variable Account F ("Registrant")
Request for Withdrawal of Registration Statement on Form S-3
(File Nos. 333-104600)
Accession Number: 0000877494-03-000012
CIK: 0000877494

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, Registrant and Depositor respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned Form S-3 Registration Statement filed with the Commission on April 17, 2003 (the "Registration Statement").

This request for withdrawal is being made because the Registrant inadvertently filed the Form S-1 conversion to Form S-3 as a new registration statement instead of a post-effective amendment.

Concurrent with or shortly after the filing of this request for withdrawal, Registrant will file the post-effective amendment to the registration statement.

Registrant respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above.

Any questions regarding this matter may be directed to the undersigned at 781-263-6302.

Sincerely,

/s/ Elizabeth B. Love

Elizabeth B. Love

Senior Attorney

cc:  Rebecca A. Marquigny, Esq.